NO ACT

PE
12-15-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 6, 2010

Bob Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Re: Mattel, Inc.
Incoming letter dated December 15, 2009

Dear Mr. Normile:

This is in response to your letter dated December 15, 2009 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

FISMA & OMB Memorandum M-07-16

January 6, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Mattel, Inc.
Incoming letter dated December 15, 2009

The proposal calls for the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year."

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mattel relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

December 15, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of Robert D. Morse
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Mattel, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as a previously submitted stockholder proposal that was included in the Company's 2007 proxy materials and did not receive the support necessary for resubmission. In this regard, we note that the Staff concurred in 2008 that the

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

Company could exclude a substantially similar proposal under Rule 14a-8(i)(12)(i). *See Mattel, Inc.* (avail. Feb. 14, 2008). Alternatively, we request that the Staff concur with the exclusion of the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security Payments." A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(12)(i) Because It Deals With Substantially the Same Subject Matter as a Stockholder Proposal Included in the Company's 2007 Proxy Materials, Which Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "[l]ess than 3% of the vote if proposed once within the preceding 5 calendar years . . . ."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon *a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns*.

Exchange Act Release No. 20091 (Aug. 16, 1983) (*emphasis added*). In proposing the amendment, the Commission noted that applying the rule to resubmissions dealing with substantially the same subject matter would prevent proponents from avoiding the rule's requirements "by simply recasting the form of the proposal, expanding its coverage or otherwise changing its language . . . ." Exchange Act Release No. 19135 (Oct. 14, 1982).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shared similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. For example, in *Bank of America Corp.* (avail. Jan. 11, 2007), the proposal asked the company to disclose the policies and procedures regulating its political contributions, in addition to the details of all political contributions and expenditures made annually. Previous proposals had sought disclosure of the company's political expenditures and contributions but did not focus on corporate policies and accountability procedures in connection with political spending. The Staff concurred with exclusion of the stockholder proposal since it raised the same "substantive concerns"—detailed disclosure of the company's political contributions and related policies—even though it requested slightly different actions. *See also Pfizer Inc.* (avail. Feb. 25, 2008) (proposal requesting a report on the rationale for exporting animal experimentation dealt with substantially the same subject matter as a proposal requesting a report on the feasibility of amending the company's animal care policy); *Ford Motor Co.* (avail. Feb. 27, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles dealt with substantially the same subject matter as a prior proposal on linking executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (proposals requesting that the companies list all political and charitable contributions on their websites dealt with substantially the same subject matter as prior proposals requesting that the company cease making charitable contributions); *Great Lakes Chemical Corp.* (avail. Feb. 22, 1996) (proposal requesting a report to address development of alternatives to chemical production dealt with substantially the same subject matter as previous proposals to phase out production and sales of the chemical).

B. The Proposal Deals with Substantially the Same Subject Matter as a Previously Submitted Proposal.

The Company included a stockholder proposal (the "Previous Proposal") submitted by the Proponent in its 2007 proxy materials filed on April 12, 2007, which requested that

> remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs. This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Previous Proposal as it appeared in the Company's 2007 proxy materials is attached hereto as Exhibit B.

Similar to the proposals in *Bank of America*, where proposals addressing developing alternatives to or phasing out production of a product were found to address substantially the same concerns, the Previous Proposal and the Proposal address the same concerns, although the actions requested in the proposals differ. As demonstrated by *Bank of America, Ford Motor* and the other precedents cited above, the focus of Rule 14a-8(i)(12) is on the issues or concerns underlying the proposals. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is management compensation and, more specifically, limiting management compensation to $500,000.00 per year. In this regard, concurring with the exclusion of the Proposal under Rule 14a-8(i)(12)(i) would be consistent with the Commission's expressed intent to prevent proponents from evading the rule "simply by recasting the form of the proposal, expanding its coverage or otherwise changing its language," given the overlap between the Previous Proposal and the Proposal.

Further, the Proposal and the Previous Proposal are more similar to each other than were the proposals discussed in the precedent letters above. Unlike *Bank of America* and *Pfizer*, where the proposals requested different actions, the Proposal and the Previous Proposal both request the same action—limiting management compensation to $500,000.00 per year. The Previous Proposal differs only in that it limits itself to the "top five persons named in Management" and expands slightly on the description, but not the substance, of excluded types of compensation.

C. The Previous Proposal Was Included in the Company's 2007 Proxy Materials and Did Not Receive the Stockholder Support Necessary to Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in Exhibit C, the Previous Proposal received approximately 1.45% of the vote at the Company's

2007 Annual Meeting of Stockholders.[1] Thus, the Previous Proposal failed to meet the required 3% threshold at the 2007 meeting. *See Mattel, Inc.* (avail. Feb. 14, 2008).

For these reasons, we request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(12)(i).

II. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of the Company's Ordinary Business Operations, Namely General Compensation Matters.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Pursuant to this administrative history, the Staff has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation . . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . . ."

The Proposal requests limitation of remuneration for "Management" and does not, like the Previous Proposal, limit the restriction to "the top five persons named in Management." Because the Proposal is not limited to the Company's most senior executives, but encompasses a much broader range of employees, including other officers and managers, the Proposal is asking the stockholders to vote upon the compensation of the employees of the Company. The Staff consistently has concurred in the exclusion of proposals seeking to alter the terms of a

---

[1] The Previous Proposal received 323,373,434 "against" votes and 4,759,953 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

company's equity compensation to non-executive employees on the grounds that they relate to general compensation matters. Most importantly, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of two virtually-identical proposals submitted by the Proponent, one of which was submitted to the Company. In *Mattel, Inc.* (avail. Mar. 13, 2006), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of the Proponent's proposal asking the board to "eliminate all management remuneration in excess of $500,000.00 per year" and to refrain from making severance contracts, and in *General Motors Corp.* (avail. Mar. 24, 2006), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal submitted by the Proponent asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts. *See also Pfizer Inc. (Davis)* (avail. Jan. 29, 2007) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied Mar. 5, 2003*) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues); *Shiva Corp.* (avail. Mar. 10, 1998) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal mandating that the company bylaws be amended to prohibit repricing of stock options because the proposal related to ordinary business operations).

The Proposal, like the Proponent's *Mattel* and *General Motors* proposals and the other precedent above, concerns general compensation matters because it seeks to limit compensation for non-executive employees. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (310) 252-3615, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Bob Normile
Senior Vice President and General Counsel

Enclosures

cc: Robert D. Morse

EXHIBIT A

Robert D. Morse

FISMA & OMB Memorandum M-07-16

AUG 0 5 2009

August 1, 2009

FISMA & OMB Memorandum M-07-16

Office of The Secretary
Mattel, Incorporated
333 Continental Boulevard
El Segundo, CA 90245-5012

Dear Secretary:

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16*** owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry**. To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse

Robert D. Morse

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



EXHIBIT B

MATTEL, INC.

333 Continental Boulevard
El Segundo, California 90245-5012

NOTICE OF THE 2007 ANNUAL MEETING OF STOCKHOLDERS

The 2007 Annual Meeting of Stockholders of Mattel, Inc., will be held on Friday, May 18, 2007, at 9:00 a.m. (Los Angeles time), at the Sheraton Gateway Hotel Los Angeles Airport, 6101 West Century Boulevard, Los Angeles, CA 90045. We will consider and act on the following items of business at the Annual Meeting:

1. Election of eleven directors.
2. Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2007.
3. Board adoption of director election majority vote standard and stockholder approval of amendment to Certificate of Incorporation eliminating cumulative voting.
4. Approval of the Mattel Incentive Plan and the material terms of its performance goals.
5. A stockholder proposal regarding compensation of the top five members of management.
6. A stockholder proposal to separate the roles of CEO and Chairman.
7. A stockholder proposal regarding certain reports by the Board of Directors.
8. A stockholder proposal regarding pay-for-superior-performance.
9. Such other business as may properly come before the Annual Meeting.

The Proxy Statement accompanying this Notice describes each of the items of business in more detail. The Board of Directors recommends a vote FOR each of the eleven nominees for director named in the Proxy Statement, a vote FOR the proposals described above in items 2 through 4 and a vote AGAINST the proposals described above in items 5 through 8.

If you were a holder of record of Mattel common stock at the close of business on March 30, 2007, you are entitled to notice of and to vote at the Annual Meeting. A list of record holders of Mattel common stock entitled to vote at the Annual Meeting will be available for examination at Mattel's offices at 333 Continental Boulevard, El Segundo, CA 90245-5012, for any purpose germane to the Annual Meeting, by any stockholder during normal business hours for ten days prior to the Annual Meeting.

The Sheraton Gateway Hotel Los Angeles Airport is accessible to those who require special assistance. If you require special assistance, please call the hotel at 310-642-1111.

By Order of the Board of Directors



Robert Normile
Secretary

El Segundo, California
April 12, 2007

PROPOSAL 5
STOCKHOLDER PROPOSAL REGARDING
COMPENSATION OF THE TOP FIVE MEMBERS OF MANAGEMENT

Robert D. Morse, whose address is ***FISMA & OMB Memorandum M-07-16*** has requested that the following proposal be included in this Proxy Statement and has indicated that he intends to bring such proposal before the 2007 Annual Meeting of Stockholders. Mr. Morse has continuously held shares of Mattel's common stock having an aggregate market value of over $2,000 for more than one year before submitting his proposal and has advised Mattel that he intends to continue to hold such shares through the date of the 2007 Annual Meeting. Mr. Morse's proposal and his related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16*** , owner of $2,000.00 or more in Mattel Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors, a fine decision for shareowners!

Thank you and please vote "YES" for this Proposal. It is for YOUR benefit!

Robert D. Morse

* * * * * * * * * * *

The Board of Directors unanimously recommends that stockholders vote AGAINST the stockholder's proposal for the following reasons:

The Board and its Compensation Committee believe that Mattel's executive compensation program needs to be competitive with those of companies with which Mattel competes for executive talent. If it does not, Mattel will likely be less successful in attracting and retaining the executive talent it needs to be a market leader. To locate, hire and retain qualified executives, Mattel's compensation packages must be comprehensive, including competitive salaries, bonus plans, equity awards and, in some cases, severance arrangements. While such a compensation package will not always attract or retain qualified executives, Mattel believes that these types of compensation packages are a necessary and appropriate tool to use in seeking to maximize stockholder value. The importance of executive recruitment and retention to our business's success, and the steps Mattel has taken in its compensation program in furtherance of this goal, are discussed in more detail in the Compensation Discussion and Analysis beginning at page 27.

Because this proposal would significantly hinder Mattel's ability to attract and retain qualified executives, we do not believe its adoption is in the best interests of Mattel or its stockholders.

Approval of this stockholder proposal requires the affirmative vote of a majority of the total votes cast with regard to this proposal by holders of shares of Mattel common stock who are present in person or represented by proxy and entitled to vote such shares at the Annual Meeting. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 5.

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-05647

MATTEL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-1567322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Continental Blvd.
El Segundo, CA 90245-5012
(Address of principal executive offices)

(310) 252-2000
(Registrant's telephone number)

(Former name, former address and former fiscal year, if changed since last report)
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Number of shares outstanding of registrant's common stock, $1.00 par value, as of August 2, 2007:

393,914,099 shares

Table of Contents

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Mattel was held on May 18, 2007. Proxies for the meeting were solicited pursuant to Regulation 14A of the Securities Exchange Act of 1934, and there was no solicitation in opposition to that of management. All of the nominees for director listed in the proxy statement were elected pursuant to the process described in the proxy statement, with the number of votes cast as follows:

Name of Nominee	Votes "FOR"	Votes Withheld From This Nominee	Votes Withheld From All Nominees
Michael J. Dolan	351,625,161	9,216,758	104,279
Robert A. Eckert	346,491,237	14,350,682	104,279
Dr. Frances D. Fergusson	353,395,820	7,446,099	104,279
Tully M. Friedman	342,444,031	18,397,888	104,279
Dominic Ng	353,151,430	7,690,489	104,279
Dr. Andrea L. Rich	326,189,302	34,652,617	104,279
Ronald L. Sargent	325,370,068	35,471,851	104,279
Dean A. Scarborough	351,884,995	8,956,924	104,279
Christopher A. Sinclair	320,827,528	40,014,391	104,279
G. Craig Sullivan	326,197,120	34,644,799	104,279
Kathy Brittain White	326,657,489	34,184,430	104,279

Proposal 2, a proposal to ratify the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2007, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
349,069,455	9,725,381	2,151,362	—

Proposal 3, a proposal regarding Board adoption of director election majority vote standard and stockholder approval of amendment to Certification of Incorporation eliminating cumulative voting, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
298,980,395	29,777,401	2,184,844	30,003,558

Proposal 4, a proposal to approve the Mattel Incentive Plan and the material terms of its performance goals, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
342,578,506	16,015,871	2,351,821	—

Proposal 5, a stockholder proposal regarding compensation of the top five members of management, was defeated by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
4,759,953	323,373,434	2,809,253	30,003,558